PE
01/24/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000332

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/14/13

Darren A. Dragovich
The Western Union Company
darren.dragovich@westernunion.com

Re: The Western Union Company
Incoming letter dated January 24, 2013

Dear Mr. Dragovich:

This is in response to your letter dated January 24, 2013 concerning the shareholder proposal submitted to Western Union by John Chevedden. We also have received a letter from the proponent dated February 12, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 24, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Western Union to amend Western Union's certificate of incorporation and bylaws to permit holders of not less than 20% of the voting power of the outstanding capital stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Western Union directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 12, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Western Union Company (WU)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 24, 2013 company request concerning this rule 14a-8 proposal.

In spite of a 4-page company letter the text addressed to what the company is purporting to do is sparse – 5 lines. The company does not disclose whether it expects to have an unbundled proposal, like the shareholder proposal, or whether it will bundle undesirable items into its purported proposal. This is important because the unbundled topic of this rule 14a-8 proposal often obtains more than 50% support. In fact the supporting statement for this proposal even states: "This [unbundled] proposal topic won more than 60% support at CVS, Sprint and Safeway." Shareholders should not be forced to vote for undesirable items as part of a bundle.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Darren Dragovich <Darren.Dragovich@westernunion.com>

[WU: Rule 14a-8 Proposal, December 7, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

Our corporate governance committee, under the leadership of Betsy Holden spent $5000 so that we would be blocked from voting on this topic in 2012. Ms. Holden, who owned no stock, spent a lot more than $5000 in her failed attempt to block us from voting on a 2012 proxy access proposal. Ms. Holden received our second highest negative votes, second only to Linda Levinson. Directors Holden and Levinson nonetheless controlled 4 seats on our 3 board committees, including 2 chairmanships.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay – $7 million for CEO Hikmet Ersek. Long-term incentive pay for our highest paid executives consisted of performance-based restricted stock units and market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options may pay off due to a rising market alone, regardless of an executive's performance. Another type of bonus, performance-based restricted stock, covered a two-year performance period, which was not long-term. Mr. Ersek was potentially entitled to $22 million under a change in control.

Directors Dinyar Devitre, Linda Levinson, Michael Miles, Wulf von Schimmelmann and Roberto Mendoza apparently did not believe in owning any stock. Jack Greenberg, our Chairman, worked on the boards of 5 large companies – over-extension concern.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

WESTERN UNION

January 24, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: The Western Union Company – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal (the "Shareholder Proposal") submitted by John Chevedden (the "Proponent") on December 7, 2012. The Company intends to omit the Shareholder Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Western Union excludes the Shareholder Proposal from its 2013 Proxy Materials for the reasons detailed below.

Western Union intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 17, 2013. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Shareholder Proposal

The Shareholder Proposal includes the following language:

"Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

A copy of the Shareholder Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting." The Company notes that it intends to present a proposal (the "Company Proposal") to the its shareholders for approval at the 2013 Annual Meeting to amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Company's By-laws (the "By-laws") to provide for a 20% ownership threshold in order to call a special meeting of the stockholders. The Shareholder Proposal directly conflicts with the Company Proposal.

Analysis

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposal to be Submitted to Shareholders at the 2013 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), Western Union may exclude the Shareholder Proposal from the 2013 Proxy Materials because the Shareholder Proposal directly conflicts with the Company Proposal. As the Commission noted when it amended Rule 14a-8(i)(9), it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." *See* Exchange Act Release no. 40018, n.27. Rather, Rule 14a-8(i)(9) permits exclusion of a proposal where presenting the shareholder's proposal and the company's proposal at the same shareholder meeting would present alternative (but not necessarily identical) decisions for the company's shareholders and would create the potential for inconsistent or conflicting results were both proposals to be approved. *See Equinix Inc.* (March 17, 2011).

The Shareholder Proposal requests that the Company's governing documents be amended so that holders of 10% of the Company's outstanding common stock will have the power to call a special meeting of stockholders. The Company's Certificate of Incorporation and By-laws currently do not contain provisions permitting shareholders to call a special meeting. Article Seventh, Section B of the Certificate of Incorporation provides that "Special Meetings of

Stockholders, for any purpose or purposes, may only be called by the officers and directors as provided in the Bylaws of the Corporation." Article II, Section 3 of the By-laws states that "Special Meetings of Stockholders, for any purpose or purposes, may be called by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the President, if there be one, (iii) [*sic*] the Secretary, (iv) the Chairman of the Governance Committee, or (v) any such officer at the request in writing of a majority of the Board of Directors." The Company intends to present the Company Proposal at the 2013 Annual Meeting, which asks the shareholders to approve amendments to the Certificate of Incorporation and By-laws that would enable shareholders holding not less than 20% of the voting power of the outstanding capital stock of Western Union to call a special meeting of the stockholders.

The Staff has routinely permitted companies to omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the shareholder proposal and the company's proposal would lead to an inconsistent, confusing, unclear, or otherwise inconclusive mandate from the shareholders. *See, e.g.*, *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (allowing exclusion of a proposal seeking approval of amendments to the company's organizational documents to reduce the voting requirements for all actions requiring the affirmative vote of more than a simple majority of votes cast to a majority vote of the outstanding shares entitled to vote, which conflicted with a company proposal to amend the organizational documents to reduce such voting requirements to an affirmative vote of 66-2/3% of the outstanding shares standard); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to stockholder ratification of future severance agreements).

Specifically, there are numerous recent examples in which the Staff granted no-action relief pursuant to Rule 14a-8(i)(9) where a shareholder-sponsored proposal relating to special meetings contained an ownership threshold that differed from a company-sponsored proposal because submitting both proposals in the company's proxy materials would present alternative and conflicting decisions for the shareholders. *See, e.g.*, *The Coca-Cola Company* (December 21, 2012) (permitting exclusion of a shareholder proposal requesting the power to call a special meeting for holders of 10% of the company's outstanding capital stock because it conflicted with a company proposal to place the ownership threshold for calling such meetings at 25%); *Harris Corporation* (July 20, 2012) (permitting exclusion of a shareholder proposal requesting the power to call a special meeting for holders of 10% of the company's outstanding capital stock because it conflicted with a company proposal to place the ownership threshold for calling such meetings at 25%); *Equinix Inc.* (March 27, 2012) (permitting exclusion of a shareholder proposal requesting the power to call a special meeting for holders of 10% of the company's outstanding capital stock because it conflicted with a company proposal to place the ownership threshold for calling such meetings at 25%); *Omnicom Group Inc.* (February 27, 2012) (permitting exclusion of a shareholder proposal requesting the power to call a special meeting for holders of 10% of the company's outstanding capital stock because it conflicted with a company proposal to place the ownership threshold for calling such meetings at 25%); *International Paper Company* (March 17, 2009) (permitting exclusion of a shareholder proposal requesting the power to call a special meeting for holders of 10% of the company's outstanding capital stock because it conflicted with a company proposal to place the ownership threshold for calling such meetings at

40%). In fact, the Staff has granted such relief under precisely the same conditions as the present situation. In *The Wendy's Company* (January 31, 2012), the company sought relief pursuant to Rule 14a-8(i)(9). There, the proponent requested that the company amend its certificate of incorporation and by-laws to permit holders of 10% of the voting power of the company to call special meetings. The Staff granted the no-action relief requested because the proposal conflicted with a proposal the board intended to present to the shareholders that called for similar amendments to the governing documents but with an ownership threshold of at least 20% of the voting power of the company.

In the present situation, the Shareholder Proposal would directly conflict with the Company Proposal because both proposals relate to the same subject matter (i.e., the ability to call a special meeting of stockholders), but the proposals call for different thresholds for the percentage of voting power required to call such a special meeting. Because the Company Proposal and the Shareholder Proposal provide for differing standards for the same provisions in the Company's Certificate of Incorporation and By-laws, presenting both proposals in the 2013 Proxy Materials could results in conflicting mandates for the Board or ambiguous voting results. For example, the Shareholder Proposal and the Company Proposal could each receive sufficient votes to be adopted. The Board would not know whether to seek amendments to the Certificate of Incorporation and By-laws that comport with the thresholds requested by the Proponent or as laid out in the Company Proposal. Alternatively, if both proposals were voted on, the Company would not be able to determine whether some shareholders supported one of the proposals solely in preference to the other proposal but might not have voted for any proposal on an individual basis. These potential issues are the very concerns the exclusion under Rule 14a-8(i)(9) was designed to address.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Shareholder Proposal may be excluded from Western Union's 2013 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (720)-332-5711.

Very truly yours,



Darren A. Dragovich
Vice President and Senior Counsel
Corporate Governance and Securities

Attachments

cc: John Chevedden

<u>Exhibit A</u>
Proponent's Submission

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jack M. Greenberg
Chairman of the Board
The Western Union Company (WU)
12500 E Belford Ave
Englewood, CO 80112
Phone: 720 332-1000
PH: 866-405-5012
Fax: 720-332-4753
Fax: (720) 332-3840

Dear Mr. Greenberg,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John R. Dye <John.Dye@westernunion.com>
Corporate Secretary
Darren A. Dragovich <Darren.Dragovich@westernunion.com>
Counsel, Corporate Governance
Sarah Kilgore <Sarah.Kilgore@westernunion.com>

[WU: Rule 14a-8 Proposal, December 7, 2012]
4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

Our corporate governance committee, under the leadership of Betsy Holden spent $5000 so that we would be blocked from voting on this topic in 2012. Ms. Holden, who owned no stock, spent a lot more than $5000 in her failed attempt to block us from voting on a 2012 proxy access proposal. Ms. Holden received our second highest negative votes, second only to Linda Levinson. Directors Holden and Levinson nonetheless controlled 4 seats on our 3 board committees, including 2 chairmanships.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay – $7 million for CEO Hikmet Ersek. Long-term incentive pay for our highest paid executives consisted of performance-based restricted stock units and market-priced stock options that simply vest over time. To be effective, all equity pay given as a long-term incentive should include job performance requirements. Also, market-priced stock options may pay off due to a rising market alone, regardless of an executive's performance. Another type of bonus, performance-based restricted stock, covered a two-year performance period, which was not long-term. Mr. Ersek was potentially entitled to $22 million under a change in control.

Directors Dinyar Devitre, Linda Levinson, Michael Miles, Wulf von Schimmelmann and Roberto Mendoza apparently did not believe in owning any stock. Jack Greenberg, our Chairman, worked on the boards of 5 large companies – over-extension concern.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit B</u>
Correspondence



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-12-12	# of pages ▶
To John Dye	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 720-332-4753	Fax #	

720-332-3340

December 12, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 225 shares of Western Union, (WU) CUSIP #959802109 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



Northern Trust

December 12, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Western Union (WU) (Shareholder Resolution) CUSIP #959802109 Account # *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 4,744 shares of Western Union, (WU) CUSIP #959802109. The above account has continuously held at least 225 shares of WU common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust